

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2021

Christian Itin, Ph.D.
Chief Executive Officer
Autolus Therapeutics plc
Forest House
58 Wood Lane
London W12 7RZ
United Kingdom

> **Re: Autolus Therapeutics plc**
> **Registration Statement on Form F-3**
> **Filed August 5, 2021**
> **File No. 333-258556**

Dear Dr. Itin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Courtney T. Thorne, Esq.